UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37892P107
(CUSIP Number)

Carter Glatt
c/o Dune Acquisition Holdings LLC
700 S. Rosemary Avenue, Suite 204
West Palm Beach, Florida 33401
(917) 742-1904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37892P107	SCHEDULE 13D/A	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Dune Acquisition Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,295,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,295,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,295,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This amount includes 4,312,500 shares of Class A Common Stock (as defined herein) held directly by Dune Acquisition Holdings LLC, 1,133,333 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of the Sponsor Note (as defined in the Original 13D) held directly by Dune Acquisition Holdings LLC, and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants (as defined in the Original 13D) held directly by Dune Acquisition Holdings LLC.

(2)
This percentage is calculated based on the sum of the 6,478,256 shares of Class A Common Stock outstanding as of December 5, 2024, based on information provided by the Issuer, plus: (i) 1,133,333 shares of Class A Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Sponsor Note, and (ii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D/A	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Carter Glatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
893,000 (1)

	8	SHARED VOTING POWER
10,295,833 (2)

	9	SOLE DISPOSITIVE POWER
893,000 (1)

	10	SHARED DISPOSITIVE POWER
10,295,833 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,188,833 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This amount includes 200,000 shares of Class A Common Stock held directly by Carter Glatt and 693,000 shares of Class A Common Stock that Carter Glatt has the right to acquire within 60 days upon exercise of the Glatt Note (as defined in the Original 13D) held directly by Carter Glatt.

(2)
This amount includes 4,312,500 shares of Class A Common Stock held directly by Dune Acquisition Holdings LLC, 1,133,333 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of the Sponsor Note held directly by Dune Acquisition Holdings LLC, and 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC.

(3)
This percentage is calculated based on the sum of the 6,478,256 shares of Class A Common Stock outstanding as of December 5, 2024, based on information provided by the Issuer, plus: (i) 1,133,333 shares of Class A Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Sponsor Note held directly by Dune Acquisition Holdings LLC; (ii) 693,000 shares of Class A Common Stock that Carter Glatt currently has the right to acquire within 60 days upon conversion of the Glatt Note held directly by Carter Glatt; and (iii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by Dune Acquisition Holdings LLC, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D/A	Page 4 of 6 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2024  (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Global Gas Corporation, a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 99 Wall Street, Suite 436, New York, NY 10005. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 5, 2024, the Issuer and each of the Sponsor and Mr. Glatt amended and restated each of their respective Related Party Notes to, (i) fix the principal amount of each Related Party Note (as opposed to such Related Party Notes being able to be drawn in varying amounts) at the amount outstanding as of September 30, 2024; (ii) change the maturity date of such Related Party Note to March 31, 2025, extendable by written consent of the holder; (iii) include interest of 5% per annum on the unpaid principal balance of each Related Party Note, payable in kind and not cash; and (iv) include a conversion feature whereby the holder may elect to convert the principal and accrued interest of such Related Party Note into Class A Common Stock at $0.15 per share, representing the last sale price of the Class A Common Stock on the date of the amended and restated Related Party Note (the “Related Party Note Amendments”). Accordingly, the number of shares of Class A Common Stock into which each Related Party Note can be converted is subject to change as interest accrues on the Related Party Note. The Sponsor and Mr. Glatt did not pay any additional consideration for the Related Party Note Amendments.

The Related Party Notes remain subject to customary events of default, the occurrence of any of which would automatically trigger the unpaid principal and interest balance of the Related Party Notes and all other sums payable with regard to the applicable Related Party Note to become immediately due and payable.

The foregoing descriptions of the Related Party Note Amendments do not purport to be complete and are qualified in their entirety by the full text of the each of the Related Party Note Amendments, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Also on December 5, 2024, Mr. Glatt was granted 200,000 fully-vested shares of Class A Common Stock under the Issuer’s 2023 Equity Incentive Plan for services provided.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Sponsor may be deemed to beneficially own, in the aggregate,  10,295,833 shares of Class A Common Stock, which represents approximately 82.6% of the shares of Class A Common Stock outstanding. This amount includes: (i) 4,312,500 shares of Class A Common Stock held directly by the Sponsor; (ii) 1,133,333 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon conversion of the current principal amount of the Sponsor Note held directly by the Sponsor; and (iii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor.  The Sponsor’s beneficial ownership is subject to change as the Sponsor Note accrues interest in kind, which interest will also be convertible into shares of Common Stock at a conversion rate of $0.15 per share.

As of the date hereof, Mr. Glatt may be deemed to beneficially own, in the aggregate, 11,188,833 shares of Class A Common Stock, which represents approximately 85.1% of the shares of Class A Common Stock outstanding. This amount includes: (i) 4,312,500 shares of Class A Common Stock held directly by the Sponsor; (ii) 200,000 shares of Class A Common Stock held directly by Mr. Glatt; (iii) 1,133,333 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon conversion of the current principal amount of the Sponsor Note held directly by the Sponsor; (iv) 693,000 shares of Class A Common Stock that Mr. Glatt has the right to acquire within 60 days upon conversion of the current principal amount of the Glatt Note held directly by Mr. Glatt; and (v) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor.  Mr. Glatt’s beneficial ownership is subject to change as each of the Sponsor Note and the Glatt Note accrue interest in kind, which interest will also be convertible into shares of Common Stock at a conversion rate of $0.15 per share.

The Sponsor and Mr. Glatt have shared power to vote and shared power to dispose of the 4,312,500 shares of Class A Common Stock held directly by the Sponsor, the 1,133,333 shares of Class A Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Sponsor Note held directly by the Sponsor, and the 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor.

Mr. Glatt has sole power to vote and sole power to dispose of the 200,000 shares of Class A Common Stock held directly by Mr. Glatt and the 693,000 shares of Class A Common Stock that Mr. Glatt currently has the right to acquire within 60 days upon conversion of the Glatt Note held directly by Mr. Glatt.

The foregoing beneficial ownership percentage for the Sponsor is calculated based on the sum of 6,478,256 shares of Class A Common Stock outstanding as of December 5, 2024, based on information provided by the Issuer, plus: (i) 1,133,333 shares of Class A Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Sponsor Note held directly by the Sponsor; and (ii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D/A	Page 5 of 6 Pages
The foregoing beneficial ownership percentage for Mr. Glatt is calculated based on the sum of 6,478,256 shares of Class A Common Stock outstanding as of December 5, 2024, based on information provided by the Issuer, plus: (i) 1,133,333 shares of Class A Common Stock that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Sponsor Note held directly by the Sponsor; (ii) 693,000 shares of Class A Common Stock that Mr. Glatt currently has the right to acquire within 60 days upon conversion of the Glatt Note held directly by Mr. Glatt; and (iii) 4,850,000 shares of Class A Common Stock that the Reporting Persons have the right to acquire within 60 days upon exercise of 4,850,000 Private Placement Warrants held directly by the Sponsor, which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Amendment No. 1, no transactions in the shares of Class A Common Stock have been effected by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 11
Amended and Restated Sponsor Note, dated December 5, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on December 9, 2024).

Exhibit 12
Amended and Restated Glatt Note, dated December 5, 2024, by and between the Issuer and Mr. Glatt (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on December 9, 2024).

CUSIP No: 37892P107	SCHEDULE 13D/A	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNE ACQUISITION HOLDINGS LLC

	By:	/s/ Carter Glatt
	Name:	Carter Glatt
	Title:	Managing Member

CARTER GLATT

/s/ Carter Glatt

December 10, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).